Exhibit 99.1

NEWS RELEASE

GOLDGROUP REPORTS STRONG FIRST RESULTS

FROM 26,000 METRE SAN FRANCISCO DRILL PROGRAM

High-grade intervals highlight project potential and support ongoing work toward a potential restart of the San Francisco Gold Mine

Vancouver, British Columbia – September 8, 2026 – Goldgroup Mining Inc. (“Goldgroup” or the “Company”) (TSXV: GORO; NYSE American: GORO; FSE: 55G) is pleased to announce assay results of the first six drillholes from its ongoing 26,000 metre diamond drilling program at the formerly producing San Francisco Gold Project in Sonora, Mexico.

Initial results have intersected both higher-grade intervals and broader zones of gold mineralization within areas of known mineralization. The results are being incorporated into the Company’s geological and resource models and will support a detailed technical study evaluating the potential restart and optimization of the San Francisco operation.

Purpose of the Drilling Program

The 26,000-metre core drilling program represents a significant investment in San Francisco and is designed to advance the project from an existing resource (with production history) and toward a potential restart of operations, while establishing a stronger geological foundation for future resource growth.

The program has three principal objectives:

●	Resource definition and geological confidence – better defining the geometry, grade distribution and continuity of known mineralization, particularly along strike and at depth;
●	Mine planning and technical studies – collecting geological, structural and geotechnical information required to support pit design, future pushbacks and evaluation of potential restart scenarios; and
●	Resource expansion – testing extensions of known mineralization and identifying additional mineralized structures that could ultimately expand the mineralized footprint.

The drilling program is also providing important rock-quality, structural and geotechnical information. This data will be used to refine the interpretation of structural controls on mineralization and update the geotechnical characterization of the San Francisco and La Chicharra pits.

Mineralization identified closer to surface is particularly relevant to potential near-term mining scenarios, while deeper and along-strike intercepts will help evaluate the potential extent of mineralization beyond areas incorporated into current mine planning.

Javier Reyes, Chief Executive Officer of Goldgroup, commented:

“These first results from our 26,000-metre San Francisco drill program represent a highly encouraging start and reinforce our belief that there is significant opportunity to unlock additional value from this established gold project.

What makes San Francisco particularly compelling is that we are not starting from scratch. This is a formerly producing operation with existing infrastructure and an established mineral resource. Our drilling is designed to build on that foundation by improving our understanding of the deposit and generating the technical information required to evaluate a potential restart, while also testing opportunities for longer-term resource growth.”

Results

Results have only been received for the first six drillholes and were drilled within the existing pit. The assay results reported here demonstrate both higher-grade intervals and broader zones of gold mineralization within the areas tested. Reported drill intercept lengths are downhole core lengths; estimated true widths are provided in Table 1. Intervals not highlighted can be assumed to have assay values of low or insignificant gold values.

Highlights include:

●	GGD-174: 23.4 metres grading 1.71 g/t gold, including 6.4 metres grading 4.84 g/t gold;
●	GGD-178: 16.8 metres grading 4.36 g/t gold, including 10.9 metres grading 6.34 g/t gold;
●	GGD-178: 10.0 metres grading 2.00 g/t gold, including 2.2 metres grading 7.83 g/t gold;
●	GGD-179: 51.0 metres grading 0.58 g/t gold, including 3.9 metres grading 2.53 g/t gold.

Among the results received to date, drill hole GGD-178 returned 16.8 metres grading 4.35 g/t gold, including 10.9 metres grading 6.33 g/t gold, together with a second interval of 10.0 metres grading 2.00 g/t gold, including 2.2 metres grading 7.83 g/t gold.

Drill hole GGD-179 returned multiple mineralized intervals, including 6.0 metres grading 1.14 g/t gold, 51.0 metres grading 0.58 g/t gold, including 3.9 metres grading 2.53 g/t gold, and 22.0 metres grading 0.38 g/t gold. The Company interprets the higher-grade intervals as providing additional information regarding the distribution and continuity of gold mineralization, while the broader mineralized intervals are important to understanding the overall geometry and potential scale of the mineralized system.

The results will be evaluated together with the Company’s historical geological database and results from ongoing drilling to assess their potential implications for the geological and resource models and future mine planning.

Table 01 – Selected Drill Results from the San Francisco Project

Notes: Assay results have been received for GGD-172, GGD-173, GGD-174, GGD-176, GGD-178 and GGD-179. Assays for all other holes drilled in the program are still pending. ETW – estimated true width based on existing geological information of strike, dip and extents of mineralized zones.Reported gold grades are uncapped

Table 02 – Drillhole Collar and Orientation Information

Notes: Coordinates are reported in UTM Zone 12N, WGS 84. Azimuth and dip represent surveyed hole orientations at the collar (0 m). Total depth represents the final recorded hole depth.

488,200
488,400
488,600
488,800
489,000
489,200
3,358,000
3,357,800
3,357,600
3,357,400
3,357,200
GGD-173
20.00 m @ 0.65 g/t Au
GGD-174
23.35 m @ 1.71 g/t Au
GGD-178
16.80 m @ 4.36 g/t Au
GGD-172
15.32 m @ 0.94 g/t Au
GGD-176
9.30 m @ 0.72 g/t Au
GGD-179
51.00 m @ 0.58 g/t Au
Goldgroup
Legend
ALS Assays Status
Finished
Re-Analized
In Progress
1:1,500
0 37.5 75 150 m
Datum NAD27 MEX 12 Zone
SAN FRANCISCO

Figure 1 - Aerial Photo of San Francisco Pit and Drillhole Collars

Figure 2 - Cross section of San Francisco pit and GGD-178 looking NW

Figure 3 - Cross section of San Francisco pit and GGD-179 looking NW

Next Steps – Technical Study and Potential Restart

Drilling continues at San Francisco, with additional assay results expected over the coming months as the 26,000-metre program advances.

Results will be progressively incorporated into the Company’s geological and structural models, resource evaluation, geotechnical characterization and mine planning work.

The drilling program forms part of a broader technical initiative to evaluate the potential restart and optimization of the San Francisco operation. The Company has budgeted approximately US$8.5 million for the current drilling program and expects the broader technical study to be completed in Q4 2026.

That study is expected to integrate updated geological and resource information with mine planning, geotechnical, metallurgical, processing, infrastructure, capital and operating cost considerations to evaluate the technical and economic potential of restarting operations.

In parallel, the Company has developed a plan for the potential refurbishment of the crushing circuit and ADR plant. Subject to the results of the technical study and the Company’s subsequent development decision, this work could support a potential restart of operations in Q1 2027.

Mr. Reyes added:

“We are still in the early stages of this drill program, and our understanding of San Francisco continues to improve as new information becomes available.

“Our immediate objective is to use this information to develop the strongest possible technical and mine plan for the project and determine the best path toward a potential restart. Beyond that near-term objective, we believe the opportunity extends well beyond the areas historically mined at San Francisco.”

District Potential

Beyond the immediate restart opportunity, Goldgroup believes San Francisco provides a platform from which to evaluate a broader district-scale gold system.

The structural framework controlling mineralization at San Francisco extends beyond the limits of the historical pits and areas of previous mining. As the Company improves its understanding of the principal mineralized structures, it will also evaluate opportunities to identify extensions, parallel structures and subsidiary mineralized zones elsewhere within the property.

The current drill program therefore has the potential to provide benefits beyond resource definition and mine restart planning. Geological and structural information collected through drilling will contribute to a broader district-scale model that can be used to prioritize future brownfield exploration targets.

Sonora, Mexico
San Francisco
LA CHICHARRA PIT
GOLD MINERALIZATION
SAN FRANCISCO PIT
North Pit
EXPANSION TARGET
LLANO
WASTE DUMPS
Llano Project
EXPANSION TARGET
Goldgroup Claim
Block Model
>1.0
0.5 - 1.0
0.3 - 0.5
0.1 - 0.3
Planned Driling
Historic Pit
N
0
500
1000 m

Figure 4 - San Francisco, La Chicharra Pits and expansion targets

Regional Exploration Potential

At the regional scale, Goldgroup believes the geological setting surrounding San Francisco provides additional exploration opportunities that have not yet been systematically tested using the geological and structural understanding being developed through the current program.

The Company intends to integrate historical exploration information, geological mapping, structural interpretation, geochemistry, geophysics and results from the current drilling program to develop a regional exploration framework and prioritize prospective targets.

This approach is intended to progressively expand exploration outward from the known San Francisco mineralized system — first targeting extensions and parallel structures near existing resources and infrastructure, followed by district-scale and regional targets with the potential to identify additional mineralized centres.

The Company’s strategy is therefore focused initially on defining and optimizing the existing San Francisco opportunity and evaluating a potential restart, followed by systematic exploration aimed at realizing the broader district and regional potential of the property.

SAN FRANCISCO
MEXICO
Pima
Santa Ana
Dulce
N
Norma
El Duranzo
La Vetatierra
La Mexicana
SAN FRANCISCO
El Llano
EL BOLUDO
EL PICACHO
CERRO COLORADO
LAS ANIMAS
Patricia-Los Carlos
0
10
20 km
Goldgroup Claims
Orogenic Gold (Au) Potential Zone
Other Mineral Claims
Restart-Ready
Regional Exploration Targets
Brownfield Exploration
Other Exploration Targets
Inferred Fault
Railway

Figure 5 - Regional map of project area showing mineral claims and mineralization potential

About the San Francisco Property and Deposit

The San Francisco Gold Project is a formerly producing gold operation in Sonora, Mexico with existing infrastructure, an established mineral resource and a history of gold production. The project represents an important component of Goldgroup’s strategy to develop a portfolio of gold assets combining existing infrastructure, production history, near-term development opportunities and longer-term resource growth potential.

USA
MEXICO
N
Sonora, Mexico
SAN FRANCISCO
RESTART-READY
Sonora, Mexico
CERRO PRIETO
PRODUCING
Oaxaca, Mexico
DON DAVID
PRODUCING
Sierra Madre Trend
Mojave-Sonora Megashear Belt
Ag-Au Belt
San Jose Corridor
0
250
500 km

Figure 6 - Geographical locations of Goldgroup assets in Mexico

San Francisco is interpreted as a structurally controlled mesothermal/orogenic-style gold system hosted predominantly within older granitic and metamorphic rocks.

Gold mineralization is associated with hydrothermal fluids that migrated through major shear zones, faults, fractures and related structures during regional deformation. Interaction between these fluids and the host rocks resulted in gold deposition associated with quartz, tourmaline, veining, brecciation and hydrothermal alteration.

Rather than occurring as a single discrete vein, mineralization at San Francisco occurs within multiple structurally controlled zones. Gold distribution is influenced by the geometry of major faults and shear zones, subsidiary structures and variations in host-rock competency and composition, resulting in a relatively broad and complex mineralized architecture.

This structural complexity makes detailed geological and structural modelling particularly important to understanding the continuity and grade distribution of the deposit and identifying mineralized zones that may not have been fully recognized in earlier models.

The San Francisco gold system is interpreted to predate younger Basin and Range tectonism that subsequently affected the region. This later tectonic activity faulted, uplifted and exposed the older mineralized system but is not interpreted to have been responsible for the original gold mineralization.

Marketing Services Agreements

Goldgroup has entered into an arm’s-length marketing consulting agreement, effective as of September 1, 2026, with

Machurucuto Corp. (“Machurucuto”), a North Carolina corporation based in Morrisville, North Carolina. Pursuant to the agreement, Machurucuto will provide digital investor relations marketing and advertising services to the Company for a period of three months for an upfront fee of USD $79,543.25. The principal owner of Machurucuto is José Ruette and to the knowledge of the Company, both Machurucuto and Mr. Ruette are arm’s length to the Company and currently do not own any securities of the Company, nor do they have any right or intent to acquire such securities, except as may be acquired through normal market transactions.

The Company has also extended the term of its previously disclosed agreement with Lakefront Media LLC (“Lakefront”) for an additional one-week period effective as of September 7, 2026 for an upfront fee of USD $150,000. Please see the Company’s news release dated September 2, 2026 for additional details, including about Lakefront and the services provided under the agreement with the Company. Lakefront is wholly owned by Matthew Shull, CEO and to the knowledge of the Company, both Lakefront and Mr. Shull are arm’s length to the Company and currently do not own any securities of the Company, nor do they have any right or intent to acquire such securities, except as may be acquired through normal market transactions.

In addition, Goldgroup has amended and restated the previously disclosed agreement with Milestone Capital Partners – IFZA (“Milestone Capital”) to extend the term for an additional 30 day period effective as of September 11, 2026 for a fee of EUR 200,000. Please see the Company’s news release dated August 14, 2026 for additional details, including about Milestone Capital and the services provided under the agreement with the Company.

The Company also amended the terms of the previously disclosed agreement with Sideways Frequency, LLC, (“Sideways”) to provide for an increased daily and weekly spend in connection with providing the services pursuant to such agreement for which the Company shall pay to Sideways an additional upfront sum of USD $500,000. Please see the Company’s news release dated August 14, 2026 for additional details, including about Sideways and the services provided under the agreement with the Company.

The agreements are subject to the acceptance of the TSX Venture Exchange (the “TSXV”).

On behalf of the Board of Directors

Javier Reyes, Chairman and CEO

For more information:

+1 (604) 306-6867

ir@goldgroupmining.com

www.goldgroupmining.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

The scientific and technical information contained in this news release was prepared under the supervision of and has been reviewed and approved by Christopher Richings, P.Eng, Vice President Technical Services of Goldgroup Mining Inc., a Qualified Person as defined by National Instrument 43-101. Mr. Richings is an employee of the Company and is not independent of the Company.

Quality Assurance, Quality Control and Data Verification

All drill core samples reported in this release were collected under the supervision of qualified geological personnel at the San Francisco project site. Drill core was logged, photographed, marked for sampling and typically halved using a diamond saw. Sample security and chain-of-custody procedures were maintained from the drill site through delivery to the analytical laboratory. The quality assurance and quality control program included the regular insertion of certified reference materials, blanks and duplicate samples.

All selected results presented in Table 1 and throughout this release are based on analyses performed by ALS Global (Vancouver, BC, Canada), an independent laboratory accredited to ISO/IEC 17025:2017. The Company maintains a rigorous QA/QC program, including the insertion of certified reference materials, blanks, and duplicates, to monitor assay accuracy and precision across both laboratories.

Samples were prepared at ALS Global in Hermosillo, Mexico and analyzed at ALS Global in Vancouver, Canada, an independent laboratory accredited to ISO/IEC 17025:2017 and ISO 9001:2015, and at the Company-operated DDGM mine laboratory in Oaxaca, Mexico. At ALS, gold was analyzed using a 30-gram fire assay with an atomic absorption spectroscopy finish.

ABOUT GOLDGROUP MINING INC.

Goldgroup Mining Inc. is a precious-metals producer and growth-oriented mining company with four 100%-owned assets across Mexico and the United States.

The Company owns and operates the Don David Gold Mine in Oaxaca, Mexico and the Cerro Prieto Gold Mine in Sonora, Mexico, while advancing the San Francisco Gold Project in Sonora toward a potential production restart and the Back Forty Project in Michigan toward development.

Goldgroup's strategy is focused on building a larger-scale intermediate precious-metals producer through a combination of production growth, exploration, mine optimization, project development and disciplined capital allocation.

The Company is listed on the TSX Venture Exchange and NYSE American under the symbol “GORO” and on the Frankfurt Exchange under the symbol “55G.”

Cautionary Notes Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” within the meaning of applicable Canadian securities law and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and are intended to be covered by the safe-harbour provisions of applicable Canadian and United States securities laws. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, as well as estimates and assumptions of management.

These forward-looking statements reflect Goldgroup's current internal projections, expectations or beliefs and are based on information currently available to Goldgroup. In some cases, forward-looking information can be identified by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “projects,” “potential,” “scheduled,” “forecast,” “budget” or the negative of those terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Forward-looking information in this news release includes, but is not limited to, statements regarding the continuation, completion, scope, objectives and anticipated benefits of the drilling program at San Francisco; the timing and receipt of additional assay results; the interpretation and use of drilling, geological, structural, geotechnical and assay information; the incorporation of drilling results into geological, structural and resource models, resource evaluations and mine plans; the potential definition, expansion or increased confidence of mineral resources; the identification of extensions, parallel structures, additional mineralized zones and district-scale or regional exploration targets; the timing, scope, cost and completion of technical studies, including the anticipated completion of the broader technical study in Q4 2026; the Company’s anticipated expenditure on the drilling program; future pit design, pushbacks, mine planning and technical work; the potential refurbishment of the crushing circuit and ADR plant; the potential restart, optimization and future operation of the San Francisco Project, including the possibility of a restart in Q1 2027; the availability and suitability of existing infrastructure; future exploration and development activities; future operational and development milestones; and the Company’s growth strategy and objectives.

Forward-looking information is based on a number of assumptions that management believes are reasonable as of the date of this news release, including assumptions regarding: the accuracy and reliability of assay results, geological data and interpretations; the geological continuity and grade of mineralization; the timely receipt of assay results; the successful completion of drilling and technical work on the anticipated schedule and budget; the availability of financing, personnel, equipment, contractors, laboratory capacity and other resources; the condition, capacity and suitability of existing infrastructure; the availability of water, power and other operating inputs; the ability to obtain and maintain required permits, licences and regulatory approvals; prevailing and future commodity prices, exchange rates and capital and operating costs; the absence of material adverse changes in political, regulatory, environmental, social, security, market or operating conditions, and the Company’s ability to execute its exploration, development and operating plans.

Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking information, including, risks relating to risks inherent in mineral exploration, resource estimation, technical studies, mine development and the restart of mining operations; uncertainty regarding geological interpretations, mineralization, grade, continuity and estimated true widths; the possibility that drilling results will not support resource expansion, increased resource confidence or future mine plans; delays in receiving assay results or completing drilling, modelling, engineering or other technical work; the possibility that the technical study will not support a restart or will identify additional work, capital requirements or operating costs; uncertainty regarding the timing, scope, cost and outcome of plant refurbishment; the availability and terms of financing; fluctuations in gold prices, and exchange rates and input costs. Additional information regarding these and other risk factors and uncertainties is disclosed in Goldgroup's annual information form dated June 10, 2026, and other continuous disclosure materials available under the Company's profile on SEDAR+ at www.sedarplus.ca. Any and all of the forward-looking information contained in this news release is qualified by these cautionary statements.

Although Goldgroup believes that the forward-looking information contained in this news release is based on reasonable assumptions, readers cannot be assured that actual results will be consistent with such statements. Accordingly, readers are cautioned against placing undue reliance on forward-looking information. Goldgroup expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, events or otherwise, except as may be required by, and in accordance with, applicable securities laws.